SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 53) (EXIT FILING)

LSB INDUSTRIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.10

(Title of Class of Securities)

502160104

(CUSIP Number)

Steven J. Golsen 518 N. Indiana Ave. Oklahoma City, Oklahoma 73106 (405) 235-2075	with copies to: Irwin H. Steinhorn, Esq. Conner & Winters, LLP 211 N. Robinson Ave., Suite 1700 Oklahoma City, Oklahoma 73102 (405) 272-5711

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g) Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Steven J. Golsen
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,477,431
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,477,431

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,477,431
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 3.86%(1)
(14)	Type of Reporting Person (See Instructions) IN

(1)

Calculated based on 88,824,475 shares of Common Stock outstanding as of October 27, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 2, 2021, plus an additional 866,666 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series B Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons, and an additional 325,000 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series D Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons. See Item 5 below. This constitutes an exit filing for the Reporting Person.

Page 2 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Family, L.L.C. 20-8234753
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 193,343
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 193,343

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 193,343
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 0.21% (1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 88,824,475 shares of Common Stock outstanding as of October 27, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2021, plus an additional 866,666 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series B Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons, and an additional 325,000 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series D Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons. See Item 5 below. This constitutes an exit filing for the Reporting Person.

Page 3 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Quad Capital, LLC 82-1135208
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,137,275
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,137,275

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,275
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 3.49%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 88,824,475 shares of Common Stock outstanding as of October 27, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2021, plus an additional 866,666 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series B Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons, and an additional 325,000 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series D Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons. See Item 5 below. This constitutes an exit filing for the Reporting Person.

Page 4 of 14 Pages

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) SBL, L.L.C. 73-1015226
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 3,137,275
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 3,137,275
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,275
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) 3.49%(1)
(14)	Type of Reporting Person (See Instructions) OO

(1)

Calculated based on 88,824,475 shares of Common Stock outstanding as of October 27, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2021, plus an additional 866,666 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series B Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons, and an additional 325,000 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series D Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons. See Item 5 below. This constitutes an exit filing for the Reporting Person.

Page 5 of 14 Pages5

(1)	Names of Reporting Persons I.R.S. Identification No. of above Persons (entities only) Golsen Petroleum Corporation 73-0798005
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) Not applicable
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 542,475
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 542,475

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 542,475
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
(13)	Percent of Class Represented by Amount in Row (11) .60%(1)
(14)	Type of Reporting Person (See Instructions) CO

(1)

Calculated based on 88,824,475 shares of Common Stock outstanding as of October 27, 2021, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2021, plus an additional 866,666 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series B Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons, and an additional 325,000 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series D Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons. See Item 5 below. This constitutes an exit filing for the Reporting Person.

Page 6 of 14 Pages

Explanatory Note

This statement on Schedule 13D (this “Amendment”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of LSB Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3503 NW 63rd Street, Suite 500, Oklahoma City, Oklahoma 73116.

This Amendment represents Amendment No. 53 to the Schedule 13D dated October 7, 1985 (as amended through Amendment No. 52, the “Schedule 13D”) Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment is being filed jointly by Steven J. Golsen (“Golsen”), Golsen Family, L.L.C., an Oklahoma limited liability company (“GFLLC”), Quad Capital, LLC, an Oklahoma limited liability company (“Quad Capital”), SBL, L.L.C., an Oklahoma limited liability company (“SBL”), and Golsen Petroleum Corporation, an Oklahoma corporation (“GPC”) (each of Golsen, GFLLC, Quad Capital, SBL and GPC is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”), who may be deemed to beneficially own certain shares of the Common Stock of the Issuer. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

This Amendment is being filed to report that the Issuer filed a Quarterly Report on Form 10-Q on November 2, 2021, which stated that the Company’s total number of outstanding shares of Common Stock had increased to 88,824,475 shares as of October 27, 2021 (the “Outstanding Share Increase”). As a result of the Outstanding Share Increase, the percentage of outstanding shares that each Reporting Person may be deemed to beneficially own was reduced to less than 5%. Accordingly, this Amendment constitutes an “exit filing” for the Reporting Persons.

The numbers shown on the preceding pages and in Item 5 below reflect multiple counting of certain shares since beneficial ownership of those shares is attributable to more than one Reporting Person by Rule 13d-3 under the Exchange Act, as further described in Item 5 below.

Page 7 of 14 Pages

Item 1.	Security and Issuer.

Item 1 of this Schedule 13D is unchanged.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Amendment is being jointly filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended: Steven J. Golsen (“Golsen”), Golsen Family, L.L.C. (“GFLLC”), Quad Capital, LLC (“Quad Capital”), SBL, L.L.C. (“SBL”), and Golsen Petroleum Corporation (“GPC”). The Joint Filing Statement is attached hereto as Exhibit 99.1.

The principal place of business of each of the Reporting Persons is 518 N. Indiana Ave., Oklahoma City, Oklahoma 73106, and the principal business of each of the Reporting Persons is investments.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of this Schedule 13D is not applicable.

Item 4.	Purpose of Transaction.

The information set forth in the Explanatory Note and Item 5 hereof is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer.

(a),(b)

The table below sets forth, with respect to the shares of Common Stock beneficially owned by each Reporting Person of the reporting group as of the filing date of this Amendment, (i) the number of shares the Reporting Person has sole power to vote or direct the voting and sole power to dispose or to direct the disposition; (ii) the number of shares the Reporting Person has shared power to vote or direct the voting and shared power to dispose or to direct the disposition; (iii) the number of shares owned beneficially by the Reporting Person; and (iv) the percentage of outstanding Common Stock owned beneficially by the Reporting Person.

Page 8 of 14 Pages

Person	Sole Voting and Dispositive Power	Shared Voting and Dispositive Power		Aggregate Amount		Percent(6)
Steven J. Golsen	0	3,477,431	(1)	3,477,431	(1)	3.86	%(1)(6)(7)
Golsen Family, L.L.C.	0	193,343	(2)	193,343	(2)	0.21	%(2)(6)(7)
Quad Capital, LLC	0	3,137,275	(3)	3,137,275	(3)	3.49	%(3)(4)(6)(7)
SBL, L.L.C.	0	3,137,275	(4)	3,137,275	(4)	3.49	%(4)(6)(7)
Golsen Petroleum Corporation	0	542,475	(5)	542,475	(5)	0.60	%(5)(6)(7)

(1)	The amount shown with respect to Steven J. Golsen is comprised of the following shares of Common Stock:

(a)

56,541 shares owned directly by the Steven Jay Golsen Revocable Trust, including 13,048 shares issued to the trust as a stock dividend to holders of record of the Common Stock on September 24, 2021. Golsen as sole trustee of such trust is deemed to share voting and investment power over the shares owned by the trust;

(b)

90,272 shares owned directly by the Steven J. Golsen 2007 Irrevocable Trust, including 20,832 shares issued to the trust as a stock dividend to holders of record of the Common Stock on September 24, 2021. Golsen as sole trustee of such trust is deemed to share voting and investment power over the shares owned by the trust;

(c)

193,343 shares owned directly by GFLLC, including 4,618 shares issued to GFLLC as a stock dividend to holders of record of the Common Stock on September 24, 2021, and 173,333 shares issued as of December 31, 2021 upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC. Golsen, as the sole manager of GFLLC, shares voting and investment power with GFLLC. All of such shares are also included in the shares of Common Stock shown as beneficially owned by GFLLC in the table above and in footnote 2 below; and

(d)

3,137,275 shares of Common Stock held directly or indirectly by SBL, comprised of (i) 1,749,800 shares of Common Stock owned directly by SBL, including 403,801 shares issued to the Reporting Person as a stock dividend to holders of record of the Common Stock on September 24, 2021, (ii) 325,000 shares of Common Stock issued as of December 31, 2021 upon conversion of 1,000,000 shares of Series D Preferred Stock owned by SBL, (iii) 520,000 shares of Common Stock issued as of December 31, 2021 upon conversion of 12,000 shares of Series B Preferred Stock owned by SBL, and (iv) 542,475 shares of Common Stock beneficially owned by GPC, a wholly owned subsidiary of SBL (as set forth in footnote 5, below). Golsen serves as manager of SBL and, as a result, shares voting and investment power of the shares of Common Stock beneficially owned by SBL. All of such shares are also included in the shares of Common Stock shown as beneficially owned by Quad Capital and SBL in the table above and in footnote 4.

Page 9 of 14 Pages

(2)

Includes 20,010 shares owned directly by GFLLC and 173,333 shares issued as of December 31, 2021 upon conversion of 4,000 shares of Series B Preferred Stock owned directly by GFLLC. Golsen, as the manager of GFLLC, shares voting and investment power with GFLLC.

(3)

Quad Capital was formed in 2017 to act as a holding Issuer of SBL and GPC, and owns no shares of the Issuer’s Common Stock except through SBL and GPC. Golsen serves as manager of Quad Capital and, as a result, shares voting and investment power of the shares of Common Stock beneficially owned by Quad Capital. See footnotes 4 and 5, below.

(4)

Comprised of (a) 1,749,800 shares of Common Stock owned directly by SBL, including 403,801 shares issued to the Reporting Person as a stock dividend to holders of record of the Common Stock on September 24, 2021, (b) 325,000 shares of Common Stock issued as of December 31, 2021 upon conversion of 1,000,000 shares of Series D Preferred Stock owned by SBL, (c) 520,000 shares of Common Stock issued as of December 31, 2021 upon conversion of 12,000 shares of Series B Preferred Stock owned by SBL, and (d) 542,475 shares of Common Stock beneficially owned by GPC, a wholly owned subsidiary of SBL (as set forth in footnote 5, below). Golsen serves as manager of SBL and, as a result, shares voting and investment power of the shares of Common Stock beneficially owned by SBL. All of such shares are also included in the shares of Common Stock shown as beneficially owned by Golsen in the table above and in footnote 3(d).

(5)

Comprised of (a) 369,142 shares of Common Stock owned directly by GPC, including 85,187 shares issued to the Reporting Person as a stock dividend to holders of record of the Common Stock on September 24, 2021, and (b) 173,333 shares of Common Stock issued as of December 31, 2021 upon conversion of 4,000 shares of Series B Preferred Stock owned by GPC. All of such shares are included in the shares of Common Stock shown in the table above as beneficially owned by Golsen, as described in footnote 3(d), and by SBL as the sole shareholder of GPC, as described in footnote 4. In addition, Golsen serves as manager of GPC and, as a result, shares voting and investment power of the shares of Common Stock beneficially owned by GPC.

(6)

The percentage ownership of each reporting person is based on 90,016,141 shares of Common Stock outstanding, comprised of (i) 88,824,475 shares of Common Stock outstanding as of October 27, 2020, as reported in LSB Industries, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the SEC on November 2, 2021l, plus (ii) an additional 866,666 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series B Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons; and (iii) an additional 325,000 shares of Common Stock issued upon the conversion, as of December 31, 2021, of the Series D Preferred Stock deemed to be beneficially owned by certain of the Reporting Persons.

Page 10 of 14 Pages

The filing of the Schedule 13D by the Reporting Persons, as amended by this Amendment No. 53, is not an admission that any Reporting Person, for purposes of Section 13(d) of the Act, is the beneficial owner of any shares of Common Stock included in this Schedule 13D in which such Reporting Person does not have any ownership and economic interest.

(7)	This Amendment represents an exit filing for each of the Reporting Persons, as each Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.

(c)

None of the Reporting Persons has engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing of this Amendment, other than the conversion of certain convertible preferred stock as described in footnotes 1, 2, 4, and 5 herein.

(d)	Not applicable.

(e)

All percentages calculated in this Amendment are based upon 88,824,475 shares of Common Stock outstanding as of October 27, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 2, 2021, plus an additional 1,191,666 shares of Common Stock issued to certain of the Reporting Persons as of December 31, 2021 upon the conversion of certain shares of convertible preferred stock owned by them. As a result of the outstanding share increase reported by the Issuer on November 2, 2021, the percentage of outstanding shares that each Reporting Person may be deemed to beneficially own was reduced to less than 5%. Accordingly, this Amendment constitutes an “exit filing” for the Reporting Persons.

Item 6.	Contracts, Agreements, Underwritings or Relationships With Respect to Securities of the Issuer.

Filing Group. See Item 2 of this Amendment and Exhibit 99.1 for information relating to the joint filing statement of the Reporting Persons.

Board Representation and Standstill Agreement. Each of the Reporting Persons (with the exception of Quad Capital), as well as Jack E. Golsen, Barry H. Golsen, and Linda Golsen Rappaport (collectively, the “Golsen Holders”), is a party to a Board Representation and Standstill Agreement, dated December 4, 2015, as amended October 26, 2017, October 18, 2018, and September 27, 2021 (as so amended, the “Board Representation and Standstill Agreement”), together with the Issuer, LSB Funding, Security Benefit Corporation and Todd Boehly.

Under the Board Representation Agreement, the Golsen Holders, collectively, have the right to designate two directors (“Golsen Designated Directors”), and the Board of the Issuer shall nominate, and shall recommend the election of, and the vote by the stockholders for, the Golsen Holders Designated Directors. However, if the Golsen Holders, collectively, continue to beneficially own at least 2.5% (but not 5% or more) of the then outstanding Common Stock, the Golsen Holders will only be entitled to designate up to one director. These designation rights will terminate immediately on the first date on which the Golsen Holders, collectively, no longer beneficially own at least 2.5% of the then outstanding Common Stock. The foregoing description of the Board Representation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Board Representation Agreement, a copy of which is

Page 11 of 14 Pages

filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015, and incorporated herein by reference, as amended by Amendment to the Board Representation and Standstill Agreement, dated October 26, 2017, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 30, 2017 and incorporated by reference herein, as amended by Amendment to the Board Representation and Standstill Agreement, dated October 18, 2018, filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2018 and incorporated by reference herein, and as amended by Amendment and Waiver to the Board Representation and Standstill Agreement, dated September 27, 2021, filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2021.

Letter Agreement. On December 4, 2015, the Golsen Holders and LSB Funding entered into a certain Letter Agreement. Under the terms of the Letter Agreement, the Golsen Holders agreed to not transfer any of the shares of Common Stock that the Golsen Holders beneficially owned as of November 6, 2015, subject to certain exceptions stated in the Letter Agreement. The Letter Agreement was terminated as of September 27, 2021, pursuant to a Termination Agreement, filed as Exhibit 99.7 to this Amendment.

Release of Pledge of Common Stock. The pledge by SBL of an aggregate 775,000 shares of the Issuer’s Common Stock to Bank of the West, in connection with SBL’s guarantee of certain revolving credit facilities provided to GFLLC and others, was released in January 2022. Copies of the security agreements to which such pledge related were filed as exhibits to Amendment No. 52 of this Schedule 13D.

Page 12 of 14 Pages

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended as follows:

99.1	Joint Filing Statement and Notification, filed as Exhibit 99.1 to Amendment No. 52 and is incorporated herein by reference.

99.2

Board Representation and Standstill Agreement, dated December 4, 2015, by and among LSB Industries, Inc., LSB Funding LLC, Security Benefit Corporation, Todd Boehly, Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC and Golsen Petroleum Corp., is filed as Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 8, 2015, and is incorporated herein by reference.

99.3

Amendment to the Board Representation and Standstill Agreement, dated October 26, 2017, is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 30, 2017 and incorporated by reference herein.

99.4

Amendment to the Board Representation and Standstill Agreement, dated October 18, 2018, is filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 19, 2018 and incorporated by reference herein.

99.5

Amendment and Waiver to the Board Representation and Standstill Agreement, dated September 27, 2021, is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 29, 2021 and incorporated by reference herein.

99.6

Letter Agreement dated December 4, 2015, by and among Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC, Golsen Petroleum Corp. and LSB Funding LLC, is filed as Exhibit 99.7 to Amendment No. 50 and is incorporated herein by reference.

99.7

Termination Agreement dated September 27, 2021, by and among Jack E. Golsen, Barry H. Golsen, Steven J. Golsen, Linda Golsen Rappaport, Golsen Family LLC, SBL LLC, Golsen Petroleum Corp. and LSB Funding LLC.

Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 7, 2022.

/s/ Steven J. Golsen
STEVEN J. GOLSEN

GOLSEN FAMILY, L.L.C.

By:	/s/ Steven J. Golsen
Steven J. Golsen, Manager

QUAD CAPITAL, LLC

By:	/s/ Steven J. Golsen
Steven J. Golsen, Manager

SBL, L.L.C.

By:	/s/ Steven J. Golsen
Steven J. Golsen, Manager

GOLSEN PETROLEUM CORPORATION

By:	/s/ Steven J. Golsen
Steven J. Golsen, President

Page 14 of 14 Pages